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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. _____1______)*



VESTCOM INTERNATIONAL, INC.
(Name of Issuer)


COMMON SECURITIES
(Title of Class of Securities)

924904 10 5

(CUSIP Number)


December 31, 1999
(Date of Event Which Requires Filing of this Statement)


Check the appropriate
 box

[ x  ]
Rule 13d-1(b)
[   ]
Rule 13d-1(c)
[   ]
Rule 13d-1(d)
*The remainder of this cover.

 page shall be filled out.



CUSIP No. ......924904 10 5................................










1.
Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

 .Gary J Marcello.  ###-##-####










2.
Check the Appropriate Box if a Member of a Group (See Instructions)






(a)
 .............










(b)
 ..................................................
 ................................................
 ..........................................................








3.
SEC Use Only
 ........................................
 ..........................................
 .........................................
 .................









4.
Citizenship or Place of Organization: United States

 ...................................................
 ......................................................







Number of
Shares
Beneficially
Owned by
Each Reporting
Person With







5.
Sole Voting Power
441,738
 ..............................................................
 ............................................................








6.
Shared Voting Power
 ..............................................................
 .............442,379
 ...........................................








7.
Sole Dispositive Power
 ................see
box5......................................................
 ...............................................








8.
Shared Dispositive Power ......see box 6\
 ..............................................................
 ..........................................







9.
Aggregate Amount Beneficially Owned by Each Reporting Person...884,117 *represents 375,152 shares held by a family partnership and 67,227 shares held by a foundation..............................................................









10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions).................................









11.
Percent of Class Represented by Amount in Row (9)
 .................................................
 ..............................9.77%...









12.
Type of Reporting Person (See Instructions) IN







 ......................................
 ......................................
 ......................................
 ............................................
 ...............................
 ......................................
 ...........................................
 .............................................................................
 ........................
 ..........................................
 .........................................
 ...........................................................................
 ........................
 ...........................................
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 .........................................................................
 ........................
 ...........................................
 ..........................................
 .........................................................................
 ........................
 ..........................................
 ..........................................
 ..........................................................................
 ........................















INSTRUCTIONS FOR SCHEDULE 13G
Instructions for Cover Page
(l)
Names and I.R.S. Identification Numbers of Reporting Persons-Furnish the full legal name
of each person for whom the report is filed-i.e., each person required to sign the schedule
itself-including each member of a group. Do not include the name of a person required to be
identified in the report but who is not a reporting person. Reporting persons that are entities are
also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers
is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH
SCHEDULE 13G" below).
(2)
If any of the shares beneficially owned by a reporting person are held as a member of a group
and that membership is expressly affirmed, please check row 2(a). If the reporting person
disclaims membership in a group or describes a relationship with other persons but does not
affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule
13d1(k)(1) in which case it may not be necessary to check row 2(b)].
(3)
The third row is for SEC internal use; please leave blank.
(4)
Citizenship or Place of Organization-Furnish citizenship if the named reporting person is a
natural person. Otherwise, furnish place of organization.
(5)-
(9),
(11)
Aggregate Amount Beneficially Owned By Each
 Reporting Person, Etc.-Rows (5) through
(9) inclusive, and (11) are to be completed
 in accordance with the provisions of Item 4 of
Schedule 13G. All percentages are to be rounded
 off to the nearest tenth (one place after
decimal point).
(10)
Check if the aggregate amount reported as
 beneficially owned in row (9) does not include shares
as to which beneficial ownership is disclaimed pursuant
 to Rule 13d-4 (17 CFR 240.13d-4]
under the Securities Exchange Act of 1934.
(12)
Type of Reporting Person-Please classify each
 "reporting person" according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:


Category
Symbol

Broker Dealer
BD

Bank
BK

Insurance Company
IC

Investment Company
IV

Investment Adviser
IA

Employee Benefit Plan, Pension Fund, or Endowment Fund
EP

Parent Holding Company/Control Person
HC

Savings Association
SA

Church Plan
CP

Corporation
CO

Partnership
PN

Individual
IN

Other
OO



Notes:
Attach as many copies of the second part of
 the cover page as are needed, one reporting person per page.
Filing persons may, in order to avoid unnecessary
 duplication, answer items on the schedules
(Schedule 13D, 13G or 14D1) by appropriate cross
 references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item.
 Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange
 Act or otherwise subject to the liabilities of that section of the Act.
Reporting persons may comply with their cover
 page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).


SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G
Under Sections 13(d), 13(g), and 23 of the
 Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers. Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record.
 Therefore, any information given will be available for inspection by any member of the public.
Because of the public nature of the information, the
 Commission can use it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S.
 identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of
beneficial ownership of securities.
Failure to disclose the information requested by
 this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.



GENERAL INSTRUCTIONS
A.
Statements filed pursuant to Rule 13d-1(b) containing
 the information required by this
schedule shall be filed not later than February 14
 following the calendar year covered by
the statement or within the time specified
 in Rules 13d-1(b)(2) and 13d2(c). Statements filed pursuant to Rule 13d-1(c) shall be filed within the time specified in Rules 13d-1(c), 13d-2(b) and 13d-2(d). Statements filed pursuant to Rule 13d-1(d) shall be filed not later than February 14 following the calendar year covered by the statement pursuant to Rules
13d-1(d) and 13d-2(b).


B.
Information contained in a form which is required
 to be filed by rules under section 13(f)
(15 U.S.C. 78m(f)) for the same calendar year
 as that covered by a statement on this
schedule may be incorporated by reference in
 response to any of the items of this
schedule. If such information is incorporated
 by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.


C.
The item numbers and captions of the items shall be
 included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an
item is inapplicable or the answer is in the negative, so state.







Item 1.





(a)
Name of Issuer: VESTCOM INTERNATIONAL, INC.



(b)
Address of Issuer's Principal Executive Offices: 5 HENDERSON
DRIVE, WEST CALDWELL, NJ 07006






Item 2.





(a)
Name of Person Filing: GARY J. MARCELLO



(b)
Address of Principal Business Office or, if none, Residence : PO BOX 1109, DOVER, NJ 07802



(c)
Citizenship UNITED STATES



(d)
Title of Class of Securities: COMMON STOCK



(e)
CUSIP Number: 924904 10 5






Item 3.
If this statement is filed pursuant to
# 240.13d-1(b)
 or #240.13d-2(b) or (c), check
whether the person filing is a:  N/A




(a)
[   ]
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).


(b)
[   ]
Bank as defined in section 3(a)(6) of the Act
(15 U.S.C. 78c).


(c)
[   ]
Insurance company as defined in section
3(a)(19) of the Act (15 U.S.C. 78c).


(d)
[   ]
Investment company registered under section 8
of the Investment Company Act of 1940 (15
U.S.C 80a-8).


(e)
[   ]
An investment adviser in accordance with  #240.13d-1(b)(1)(ii)(E);


(f)
[   ]
An employee benefit plan or endowment fund in accordance with #240.13d-1(b)(1)(ii)(F);


(g)
[   ]
A parent holding company or control person in accordance with # 240.13d-1(b)(1)(ii)(G);


(h)
[   ]
A savings associations as defined in Section
3(b) of the Federal Deposit Insurance Act (12
U.S.C. 1813);


(i)
[   ]
A church plan that is excluded from the
definition of an investment company under
section 3(c)(14) of the Investment Company
Act of 1940 (15 U.S.C. 80a-3);


(j)
[   ]
Group, in accordance with 240.13d-
1(b)(1)(ii)(J).





Item 4.
Ownership.


Provide the following information regarding
 the aggregate number and percentage of the class of securities of the issuer identified in Item 1.





(a)
Amount beneficially owned: AS OF 12/31/99
884,117________________________.



(b)
Percent of class: 9.77% ____________________________.



(c)
Number of shares as to which the person has:





(i)
Sole power to vote or to direct the vote
_441,738_________.




(ii)
Shared power to vote or to direct the vote
________442,739__________.




(iii)
Sole power to dispose or to direct the
disposition of ____441,738_____________.




(iv)
Shared power to dispose or to direct the disposition of ____442,379___________.
Instruction. For computations regarding
 securities which represent a right to acquire an underlying security see 240.13d3(d)(1).



*REPRESENTS 375,152 SHARES HELD BY A FAMILY PARTNERSHIP AND 67,227 SHARES HELD BY A FOUNDATION.




Item 5.
Ownership of Five Percent or Less of a Class: N/A


If this statement is being filed to report
 the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five
 percent of the class of securities, check the following [   ].
Instruction: Dissolution of a group requires a response to this item.








Item 6.
Ownership of More than Five Percent on Behalf of Another Person. : N/A


If any other person is known to have the right
 to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.








Item 7.
Identification and Classification of the Subsidiary
 Which Acquired the Security
Being Reported on By the Parent Holding Company: N/A


If a parent holding company has filed this schedule,
 pursuant to Rule 13d-1(b)(ii)(G), so indicate under
Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.
If a parent holding company has filed this schedule
 pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.








Item 8.
Identification and Classification of Members of the Group: N/A


If a group has filed this schedule pursuant to 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to # 240.13d-1(c) or #240.13d-1(d), attach an exhibit stating the identity of each member of the group.








Item 9.
Notice of Dissolution of Group : N/A


Notice of dissolution of a group may be
 furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.








Item 10.
Certification: N/A




(a)
The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



(b)
The following certification shall be included if the statement is filed pursuant to 240.13d-1(c):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



SIGNATURE
After reasonable inquiry and to the best
 of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
____February 11, 2000____________________________
Date
________________________________
Signature
___________Gary J. Marcello_____________________
Name/Title











The original statement shall be signed
 by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
NOTE: Schedules filed in paper format shall include
 a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties for whom copies are to be sent.
Attention:
Intentional misstatements or omissions of
 fact constitute Federal criminal violations
(See 18 U.S.C. 1001)





http://www.sec.gov/smbus/forms/13g.htm
Last update: 09/14/1999

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